YANZHOU COAL MINING COMPANY LIMITED

Add: 298# South Fushan Road, Shandong Province, China   Tel:   (86537)5385343   Fax: (86537)5383311

BY FAX

Date:	November 14, 2007

To:	George K. Schuler
United States Securities and Exchange Commission (“Commission”)
Division of Corporate Finance
Tel (202) 551-3718
Fax (202) 772-9368

From:	WU Yuxiang
Chief Financial Officer
Yanzhou Coal Mining Company Limited
Tel (86) 537-538-2319
Fax (86) 537-538-3311

Re: Yanzhou Coal Mining Company’s 20-F for fiscal year ended December 31, 2006

Dear Mr. Schuler:

We refer to the Commission’s comments on our Form 20-F filing for fiscal year ended December 31, 2006, received on September 27, 2007 (“Comments”). We hereby respectfully submit to the Commission our replies to the Comments adopting the same headings and order as in the Comments, for your review and reference:

Information on the Company, page 12

1.	For your Austar, Tianchi and Zhao Lou mines, provide the disclosures required by Industry Guide 7(b). In particular, please provide a brief discussion of the following:

•	The coal beds of interest, including minable coal thickness.

•	The description and capacities of the mine, mining methods, mining equipment used and other infrastructure facilities present.

•	A list of your coal processing and handling facilities.

•	The road, barge and railroad access to each of your properties.

•	The present condition of the mine.

•	Material events concerning the mine, occurring within the last three years.

•	Any mine expansions, contractions or decommissioning within the last three years.

•	Any planned expansions or reductions in mining.

•	Any joint ownership.

•	Any use of mining contractors.

Response:

We have revised our descriptions for the Austar, Tianchi and Zhaolou mines to disclose the requested information. Please see Exhibit 1 with the amended pages 37-38 of Form 20-F with our proposed amendments.

2.	In a table, please disclose your proven and probable reserves, as defined in Industry Guide 7, separately for each mine. If you only have probable reserves, remove the proven reserve classification from your reserve descriptions and headings. Please also adhere to the following guidance when preparing disclosures about your reserves.

•

Indicate tonnages that are assigned to an existing facility and those that have not been assigned. By “assigned” and “unassigned,” we mean the following: Assigned reserves means coal which has been committed to a particular mining complex (mine shafts, mining equipment, and plant facilities), and all coal which has been leased by the company to others. Unassigned reserves represent coal which has not been committed, and which would require new mineshafts, mining equipment, or plant facilities before operations could begin on the property. This distinction should serve to inform investors about the quantities of coal reserves that will require substantial capital investments before production can begin.

Response:

We note your comments to amend our information disclosure on page 34 of Form 20-F regarding our reserves, and now include the requested information. Please see Exhibit 1 with the amended pages 34 and 36 of Form 20-F with our proposed amendments.

•

Disclose whether your coal reserves are steam or metallurgical quality, whether your reserves are leased or owned, and the average calorific value and sulfur content of your marketable reserves. Please do not report calorific value as “dry,” as natural moisture should be reflected in the calculation.

Response:

We note your comments to amend our information disclosure on page 34 of Form 20-F regarding our reserves, and now include the requested information. Please see Exhibit 1 with the amended pages 34 and 36 of Form 20-F with our proposed amendments.

•

If your coal reserves are reported as tonnes in the ground (in-place), please disclose in another column the average mining and wash plant recoveries in percent; and indicate whether these losses are reflected in the total recoverable reserves. In either case, please include a footnote to the table which clearly explains whether the reserves being reported are “in the ground” or “recoverable.”

Response:

We note your comments to amend our information disclosure on page 34 of Form 20-F regarding our reserves, and now include the requested information. Please see Exhibit 1 with the amended pg. 34 and 36 of Form 20-F with our proposed amendments.

•	Please provide totals to your reserve tables where appropriate.

Response:

We note your comments to amend our information disclosure on page 34 of Form 20-F regarding our reserves, and now include the requested information. Please see Exhibit 1 with the amended pages 34 and 36 of Form 20-F with our proposed amendments.

•

Please disclose your percentages of compliance and non-compliance coal. By “compliance” coal we mean low-sulfur coal which emits less than 1.2 pounds of sulfur dioxide per million BTU when burned. “Non-compliance” or high-sulfur coal is coal that emits 3.0 pounds of sulfur dioxide per million BTU or more when burned.

Response:

With respect to the disclosure regarding percentages of compliance and non-compliance coal, we understand that the categorization of coal as either “compliance” or “non-compliance” is applicable under U.S. laws and regulations, including the Clean Air Act. Under applicable PRC laws, there are no similar requirements to specifically distinguish our reserve as “compliance” and “non-compliance”, and as such, we do not maintain such records regarding our coal reserves. Therefore, we respectfully note that the requested disclosure in this instance is not applicable. However, we would like to advise the Commission that we are in compliance with all environmental standards under PRC regulations governing the coal industry.

A. History and Development of the Company, page 12

Setting up Shaanxi Yulin Yushuwan Coalmine Company Limited, page 15

3.	Please include the Yushuwan coalmine proven and probable recoverable reserves and indicate your equity interest. In addition, please disclose your reserves for the Austar and Zhaolou mines within your reserve tables.

Response:

With respect to the request for disclose of information regarding the Yushuwan coalmine, we would like to advise the Staff that we entered into a joint venture with Chia Tai Company and Yushen Company to establish Yushuwan Coalmine Company in 2006 for the construction and operation of Yushuwan Coalmine in Shaanxi Province. We plan on investing in the joint venture in order to obtain a 41% equity interest.

We filed an application to register the Yushuwan Coalmine Company joint venture and obtain a license to operate, as required under PRC law. As of September 30, 2007, the joint venture application was still under review and pending approval of the Ministry of Commerce of the People’s Republic of China. Under PRC law, we may not commence operations or conduct business until the joint venture has attainted legal status. Therefore, the proposed joint venture is still in its exploratory phase, and the data for probable recoverable reserves is unavailable. As a result, we are not able to provide an estimate of proven or probable reserves for the Yushuwan coalmine because we have not at the moment completed the legal and administrative procedures to gain ownership of the mine.

With respect to the request to disclose coal reserves for Austar and Zhaolou Coal Mines, we have now included the applicable information. Please see Exhibit 1 with the amended page 36 of Form 20-F with our proposed amendments.

D. Property Plants and Equipment, page 34

4.	We note that you disclose material described as “probable resources reserves” in various locations in the filing, including the background data table and footnotes. The guidance in Instruction 3 to paragraph (b)(5) of Industry Guide 7, applicable by way of the Instructions to Item 4 of Form 20-F, generally precludes reporting estimates other than proven and probable reserves. Please determine how the support for the measures you have disclosed compares to that required for proven and probable reserves, using the definitions in paragraph (a) of Industry Guide 7, and revise your disclosures accordingly.

Response:

We previously disclosed “probable resources reserves” in an effort to provide investors with a comprehensive overview of our operations. However, in response to the Staff’s comment and under further review of paragraph (a) of Industry Guide 7, we have removed all references to “probable resources reserves” in our Form 20-F. We believe that the “probable resources reserves” classification, which is a mining reserve concept specific to Chinese coal companies, adds more confusion than clarification to the disclosure of our Company’s information. Instead, we believe our disclosure of recoverable reserves in Exhibit 1 with the amended pg. 34 of Form 20-F with our proposed amendments sufficiently meets the requirements of Industry Guide 7.

H. Documents on Display, page 89

5.	Please change the address for the Securities and Exchange Commission public reference facilities to 100 F Street NE Washington D.C. 20549 USA.

Response:

We have revised the address for the Securities and Exchange Commission public reference facilities as requested. Please see Exhibit 2 with the amended pg. 91 of Form 20-F with our proposed amendments.

In addition to the above replies, as requested by the Commission, the Company hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope you find the above replies responsive and helpful. Please contact us if you have any questions regarding the above. We will instruct our legal counsel to submit the amended Form 20-F through EDGAR upon receipt of your confirmation on our proposed amendments. Thank you in advance for your assistance in this matter.

With best regards,

WU Yuxiang
Chief Financial Officer

Exhibit 1

Our coal mines are all underground coal mines.

The following table sets out detailed information for each of our six mines in the southwestern part of Shandong Province:

	Nantun	XinglongZhuang	Baodian	Dongtan	Jining II		Jining III	Total
Background data:
Start of construction	1966	1975	1977	1979	1989		1993	N/A
Start of commercial production	1973	1981	1986	1989	1997		2000	N/A
Coalfield area (square kilometers)	35.2	59.81	36.4	60.0	87.1		105.1	383.61

Reserve data:(1)
(millions tonnes as of December 31, 2006)
Total in-place proven and probable reserves(2)(3)	129.38	348.68	305.33	479.16	425.68		244.40	1932.63
Mining recovery rate (%)	79.76	79.61	79.39	84.15	79.42		80.80	N/A
Wash plant recovery rate(%)	94.93	95.03	92.10	85.49	90.81		93.58	N/A
Depth of mine (meters underground)	397.0	429.2	474.7	710.0	593.0		556.0	N/A
Average thickness of main coal seam (meters)	8.60	8.29	8.88	8.41	6.78		6.20	N/A
Type of coal	Steam	Steam	Steam	Steam	Steam		Steam	N/A
Leased/Owned	Owned	Owned	Owned	Owned	Owned		Owned	N/A
Assigned/Unassigned(4)	Assigned	Assigned	Assigned	Assigned	Assigned		Assigned	N/A
Average
calorific value (Kcal/kg)	5,617	5,907	5,924	5,811	5,560		5,646	N/A
Sulphur content (%)	0.63	0.46	0.52	0.55	0.53		0.53	N/A

Production data: (million tonnes)
Designed raw coal production capacity	2.4	3.0	3.0	4.0	4.0		5.0	21.4
Designed coal preparation input capacity	1.8	3.0	3.0	4.0	3.0		5.0	19.8
Raw coal production
1994	2.9	3.9	3.3	3.5	—		—	13.6
1995	3.6	3.8	3.6	3.8	0.2	(5)	—	15.0
1996	4.0	4.0	4.1	4.9	0.4	(5)	—	17.4
1997	3.9	4.1	4.0	4.9	0.8	(5)	—	17.7
1998	4.2	5.0	4.3	5.4	1.8		—	20.7
1999	4.0	6.1	4.7	6.1	3.2		—	24.1
2000	4.5	6.2	5.3	6.7	4.8		—	27.5
2001	4.9	6.6	6.2	7.1	4.1		5.1	34.0
2002	3.6	7.1	6.4	8.1	5.2		8.0	38.4
2003	4.7	7.0	7.3	8.2	6.0		10.1	43.3
2004	4.1	7.4	7.0	8.5	4.9		7.3	39.2
2005	4.0	6.6	5.0	7.5	4.5		7.0	34.6
2006	3.9	7.2	5.6	8.0	4.0		6.8	35.5
Cumulative raw coal production as of December 31, 2006	52.3	75.0	66.8	82.7	39.9		44.3	361.0

(1)	The reserve data including (i) total in-place proven and probable reserves, (ii) mining and wash plant recovery rates; (iii) depth of mine; and (iv) average thickness of main coal seam is based on the relevant information from the report of independent mining consultants and/or the operating data derived from our record. Total in-place proven and probable reserves is reported after deduction of actual production volume and non-accessible reserves up to December 31, 2006. Non-accessible reserves is defined as the portion of identified resources estimated to be not accessible by application of one or more accessibility factors within an area. The report of the independent mining consultants for Nantun, Xinglong Zhuang, Baodian, Dongtan and Jining II was prepared by International Mining Consultants Limited Nottinghamshire, United Kingdom (“IMC”) on February 16, 1998, and the Report for Jining III was prepared by SRK Consulting in August 2000.
(2)	In-place reserves refers to coal in-situ prior to the deduction of pillars of support, barriers or constraints for longwall mining.
(3)	Please refer to the individual description of each mine for relevant mining methods used.

(4)	“Assigned” reserves refers to coal which has been committed to a particular mining complex (mine shafts, mining equipment, and plant facilities), and all coal which has been leased by the company to others. “Unassigned” reserves refers to coal which has not been committed, and which would require new mineshafts, mining equipment, or plant facilities before operations could begin on the property.
(5)	Produced during trial production period.

Nantun Coal Mine. Nantun is located in the southern portion of our coalfield. Nantun began its commercial production in 1973 with original designed annual output of 1.5 million tonnes of coal. In 1993, the designed annual output for Nantun was increased to 2.4 million tonnes after the completion of a renovation project. The main coal seam of Nantun is divided into two leaves. The thickness of the upper leaf averages 5.35 meters and the thickness of the lower leaf averages 3.21 meters. As of December 31, 2006, the total in-place proven and probable reserves on the main coal layer were approximately 129.4 million tonnes. We generally use the longwall caving mining method to extract coal from the upper layer of the coal seam and use mechanized longwall faces to mine the lower layer of the coal seam. Currently, Nantun produces coal from three longwall faces.

The Nantun coal preparation plant produces mainly No. 2 and No. 3 Clean Coal and employs only jig machines. Most of the equipment used in the Nantun coal preparation plant was manufactured in the PRC.

Xinglongzhuang Coal Mine. Xinglongzhuang is located in the northern portion of our coalfield. The main coal seam of Xinglongzhuang is concentrated in one leaf with an average thickness of 8.29 meters. As of December 31, 2006, the total in-place proven and probable reserves on the main coal layer were approximately 348.7 million tonnes. We principally use longwall caving mining method to extract coal from the coal seam of Xinglongzhuang Coal Mine. Currently, Xinglongzhuang operates three longwall faces.

The Xinglongzhuang coal preparation plant produces mainly No. 1, No. 2 and No. 3 Clean Coal. The Xinglongzhuang coal preparation plant’s principal equipment, including the jig machines, sink-and-float separation machines and floating separation machines, was imported.

Baodian Coal Mine. Baodian is located in the central western portion of our coalfield. Certain sections of the main coal seam of Baodian are concentrated in one leaf, with an average thickness of 8.81 meters, and the remaining sections are divided into two leaves with average thickness of 5.74 meters for the upper leaf and 3.38 meters for the lower leaf. As of December 31, 2006, the total in-place proven and probable reserves on the main coal layer were approximately 305.3 million tonnes. We generally use the longwall caving mining method to extract coal from the upper layer of the coal seam and use mechanized longwall faces to mine the lower layer of the coal seam. Currently, Baodian Coal Mine produces coal from one longwall faces.

The original design of the Baodian coal preparation plant was identical to that of the Nantun coal preparation plant. Subsequently, we remodeled the jig machines and added a number of sink-and-float machines and floating separation machines in the Baodian coal preparation plant. Most of the equipment used in the Baodian coal preparation plant was manufactured in the PRC. The principal product of the Baodian coal preparation plant is No. 2 and No. 3 Clean Coal.

Dongtan Coal Mine. Dongtan is located in the central eastern portion of our coalfield. Certain sections of the main coal seam of Dongtan are concentrated in one leaf, with an average thickness of 8.41 meters, and the remaining sections are divided into two leaves, with average thickness of 5.38 meters for the upper leaf and 3.22 meters for the lower leaf. As of December 31, 2006, the total in-place proven and probable reserves on the main coal layer were approximately 479.2 million tonnes. We generally use the longwall caving mining method to extract coal from the concentrated leaf and the upper leaf of the divided sections of the main coal seam. Currently, Dongtan Coal Mine produces coal from two longwall faces.

Most of the equipment used in the Dongtan coal preparation plant, including the jig machines, the sink-and-float separation machines and the floating separation machines, was manufactured in the PRC. The principal product of the Dongtan coal preparation plant is No. 2 and No. 3 Clean Coal.

Jining II Coal Mine. Jining II is located in the northern portion of the Jining coalfield.

Certain sections of the main coal seam of Jining II are concentrated in one leaf, with an average thickness of 6.78 meters, and the remaining sections are divided into two leaves, with an average thickness of 2.1 meters for the upper leaf and an average thickness of 4.68 meters for the lower leaf. Currently, Jining II operates three longwall faces. As of December 31, 2006, the total in-place proven and probable reserves on the main coal layer were approximately 425.7 million tonnes. We use mainly the longwall caving mining method to extract coal from the upper layer of the coal seam and use mechanized longwall faces to mine the lower layer of the coal seam. Currently, Jining II Coal Mine produces coal from three longwall faces.

The main equipment used in Jining II is jig machines, most of which are manufactured in the PRC. The principal product of the Jining II coal preparation plant is No. 2 and No. 3 Clean Coal.

Jining III Coal Mine. Jining III is located in the southern portion of the Jining coalfield and covers an area of 110.0 square kilometers. Jining III commenced commercial production on December 28, 2000, having a designed annual raw coal production capacity of five million tonnes. The average thickness of the main coal seam of Jining III is 6.2 meters. As of December 31, 2006, the total in-place proven and probable reserves on the main coal layer were approximately 244.4 million tonnes. Currently, Jining II Coal Mine operates three longwall faces.

The main equipment used in Jining III is jig machines, which are imported from Germany. The principal product of the Jining III coal preparation plant is No. 2 and No. 3 Clean Coal.

The following table sets out detailed information for our Austar, Tianchi and Zhaolou Coal Mines:

	Austar	Tianchi	Zhaolou	Total
Background data:
Start of construction(1)	1998	2004	2004	N/A
Start of commercial production(1)(2)	2000	2006	Under development	N/A
Coalfield area (square kilometers)	63.0	20.0	143.36	228.0

Reserve data:(3) (millions tonnes as of December 31, 2006)
Recoverable reserves(4) (5)	39.41	30.08	106	175.49
Depth of mine (meters underground)	300	225	905	N/A
Average thickness of main coal seam (meters)	5.30	4.56	8.02	N/A
Type of coal	Metallurgical	Steam	Steam and metallurgical	N/A
Leased/ Owned	Owned	Owned	Owned	N/A
Assigned/Unassigned(6) (7)	Assigned	Assigned	N/A	N/A
Average calorific value (Kcal/kg)	7,900	6,307	6,937	N/A
Sulphur content (%)	1.1	1.45	0.53	N/A

Production data: (million tonnes)
Designed raw coal production capacity	2.0	1.2	3.0	5.2
Designed coal preparation input capacity	2.0	—	—	2.0
Raw coal production
2006	0.4	0.1	—	0.5
Cumulative raw coal production as of December 31, 2006	0.4	0.1	—	0.5

(1)	With respect to Tianchi Coal Mine, “start of construction” refers to “the redevelopment and expansion”; “start of commercial production” refers to “commencement of production after completion of redevelopment and expansion”.
(2)	Austar Coal Mine was shut down in 2004 as the result of a fire. We acquired Austar Coal Mine in 2004, and implemented a production expansion and technology upgrade in 2005. Austar Coal Mine resumed partial operation in 2006.
(3)

The reserve data (except for Austar Coal Mine) including (i) recoverable reserves; (ii) depth of mine; and (iii) average thickness of main coal seam is based on the relevant information from the report of independent mining consultants and/or the operating data derived from our record. Recoverable reserves is reported after deduction of actual production volume and non-accessible reserves up to December 31, 2006. Non-accessible reserves is defined as the portion of identified resources estimated to be not accessible by application of one or more accessibility factors within an area.

The report of the independent mining consultant for Tianchi Coal Mine and Zhaoulou Coal Mine was prepared by Minarco Asia Pacific Pty Limited in May 2006, which is attached hereto as Exhibit 14.1 to this Annual Report.

(4)	Recoverable reserves refers to the amount of proven and probable reserves that can be recovered after taking into account all mining and preparation losses that occur during the processing of coal after it is mined.
(5)	Please refer to the individual description of each mine for relevant mining methods used.
(6)	“Assigned” reserves refers to coal which has been committed to a particular mining complex (mine shafts, mining equipment, and plant facilities), and all coal which has been leased by the company to others. “Unassigned” reserves refers to coal which has not been committed, and which would require new mineshafts, mining equipment, or plant facilities before operations could begin on the property.
(7)	We have not obtained the mining rights of Zhaolou Coal Mine as of December 31, 2006.

Austar Coal Mine. Austar Coal Mine is an underground mine located in Hunter Valley, New South Wales, Australia and accessible by railway. Austar Coal Mine covers an area of 63.0 square kilometers.

Austar Coal Mine was constructed in 1998 and commenced commercial production in 2000. Austar Coal Mine was formerly owned and operated by Southland Coal Pty Limited. In December 2003, an underground fire occurred at Austar Coal Mine. The mine was shut down in January 2004. In 2004, we acquired the entire interest in the Austar Coal Mine for approximately AUD 32 million from independent third parties including Southland Coal Pty Limited and completed the transfer on December 24, 2004. We have also established two wholly-owned subsidiaries in Australia, namely Yancoal Australia and Austar, in 2004 to operate Austar Coal Mine.

We commenced the reconstruction, expansion of production capacity and technology upgrade at Austar Coal Mine in 2005 and the Austar Coal Mine resumed partial operation in October 2006. We planned to spend a total of approximately AUD230.3 million on Austar Coal Mine for the upgrade and expansion and we have incurred AUD205.9 million in costs as of December 31, 2006.

Austar Coal Mine has a designed annual raw coal production capacity of two million tonnes. Austar Coal Mine produces hard coking coal and semi-soft coking coal. The average thickness of the main coal seam of Austar Coal Mine is 5.3 meters. As of December 31, 2006, the total recoverable reserves were approximately 39.41 million tonnes. We principally use longwall caving mining method to extract coal from the coal seam of Austar Coal Mine. Currently, Austar Coal Mine operates with one longwall face.

The main washing equipment used in Austar Coal Mine is heavy-medium cyclone machines, which are manufactured in Australia. Our heavy-medium cyclone machines are approximately four years old. The total cost of the equipment was approximately AUD 147 million as of December 2006. Austar has one coal preparation plant.

We do not employ mining contractors at Austar. The operations at Austar Coal Mine rely largely on the supply of electricity from local power grids. We ship the coal products from the Austar Coal Mine to Newcastle Port via railway.

Tianchi Coal Mine. Tianchi Coal Mine is an underground mine located in Heshun County of Shanxi Province, with an area of approximately 20 square kilometers.

After approval was obtained from the State Development Reform Committee on December 31, 2004, Tianchi Coal Mine underwent a redevelopment and expansion. On November 3, 2006 Tianchi Coal Mine commenced commercial production after the construction works were completed.

We acquired a 98% equity interest in Shanxi Nenghua, the parent company of Shanxi Tianchi, owned by the Parent Company in November 2006, and in February 2007, we acquired the remaining 2% equity interest in Shanxi Nenghua from the Parent Company’s subsidiary, Lunan Fertilizer Plant. Through Shanxi Tianchi, we own an 81.31% interest of Tianchi Coal Mine. We currently possess a mining right permit for the Tianchi Coal Mine from the Shanxi Provincial Department of Land and Resources, which is valid until January 2009.

The designed production capacity of Tianchi Coal Mine increased from 0.3 million tonnes to 1.2 million tonnes per annum in 2006. We currently do not have plans to further alter the capacity or operations of the mine. Tianchi Coal Mine is operated by inclined shaft development, and it produces mostly lean coal and meager lean coal. Although there are over 10 coal seams at Tianchi Coal Mine, there is only one target seam. The average thickness of this main coal seam of Tianchi Coal Mine is 4.5 meters. As of December 31, 2006, the total recoverable reserves of Tianchi Coal Mine were approximately 30.08 million tonnes. We principally use longwall caving mining method to extract coal from the coal seam of Tianchi Coal Mine. Currently, Tianchi Coal Mine operates with one longwall face.

Tianchi Coal Mine does not have a coal preparation plant. The equipment used in Tianchi Coal Mine include coal mining machines, hydraulic roof supports and wide face and rear scraper conveyors and transfer machines, that are approximately three to five years old. The total cost of the equipment and plant was approximately RMB41.3 million as of December 31, 2006.

We do not employ mining contractors at Tianchi Coal Mine. The operations at Tianchi Coal Mine rely largely on electricity from local power grids. We ship the coal products from the Tianchi Coal Mine to Hebei Province and surrounding areas on the Yangshe Railway as well as the national railway network.

Mines under Development

Zhaolou Coal Mine is an underground longwall mine located in the central portion of Juye Coal Field of Shandong Province. Zhaolou Coal Mine covers an area of 143 square kilometers, and is accessible by roadway and railway.

In 2005, we acquired a 95.67% equity interest in Heze Nenghua from the Parent Company. Under the acquisition agreement, Heze Nenghua has the right to acquire the mining rights of Zhaolou Coal Mine within 12 months of its availability. In 2006, the Parent Company obtained the mining rights certificate from the State Resources Department regarding the Zhaolou Coal Mine. We have initiated the process of acquiring the mining rights of Zhaolou Coal Mine from the Parent Company and will make appropriate disclosures detailing the acquisition progress.

The construction of Zhaolou Coal Mine commenced in 2004 and is expected to be completed by 2008. Zhaolou Coal Mine has a designed annual raw coal production capacity of three million tonnes. Zhaolou Coal Mine produces 1/3 coking coal and steam coal. The average thickness of the main coal seam of Zhaolou Coal Mine is 7 to 9 meters. The total recoverable reserves of Zhaolou Coal Mine were approximately 106.0 million tonnes as of December 31, 2006. We will principally use the longwall caving mining method to extract coal from the coal seam of Zhaolou Coal Mine.

The Company currently plans to build one coal preparation plant at Zhaolou Coal Mine. The main equipment that will be used in Zhaolou Coal Mine will be coal mining machines, tunnel boring machines, friction hoist, synchronous motors and axial fan. The total cost of such equipment as of December 31, 2006 is approximately RMB113.9 million. The construction at the Zhaolou Coal Mine is expected to cost approximately RMB2,364.7 million and we have spent an aggregate total of approximately RMB875.5 million on the construction and development of Zhaolou Coal Mine as of December 31, 2006.

We do not employ mining contractors at Zhaolou Coal Mine. The operations at Zhaolou Coal Mine rely largely on electricity that will be delivered from local power grids.

Railway Assets

Currently, the Railway Assets consists of 27 locomotives, 359 railcars, and special purpose coal transportation railway tracks of approximately 184 kilometers in length that link most of our coal mines and production units of the Controlling Shareholder and our largest end-customer, Zouxian Electric Power Plant. As of December 31, 2006, our Railway Asset Department employed approximately 3,580 employees. The railway network connects to two of the major national railways, namely, the Beijing-Shanghai Railway and Yanzhou-Shijiugang Railway.

Mining Rights

Mining Rights of our Five Mines

Exhibit 2

Hong Kong Stamp Duty

Hong Kong stamp duty will be payable by each of the seller and the purchaser for every sale and purchase, respectively, of the H Shares. Stamp duty is charged at the rate of 0.2% of the value of the H Shares transferred (the buyer and seller each paying half of such stamp duty). In addition, a fixed duty of HK$5 is currently payable on an instrument of transfer of H Shares. If one of the parties to a sale is a non-resident of Hong Kong and does not pay the required stamp duty, the duty not paid will be assessed on the instrument of transfer (if any), and the transferee will be liable for payment of such duty.

The withdrawal of H Shares when ADSs are surrendered, and the issuance of ADSs when H Shares are deposited, may be subject to Hong Kong stamp duty at the rate described above for sale and purchase transactions, unless the withdrawal or deposit does not result in a change of beneficial ownership in the H Shares under Hong Kong law. The issuance of ADSs for deposited H Shares issued directly to the depositary or for the account of the depositary should not lead to a Hong Kong stamp duty liability. You are not liable for the Hong Kong stamp duty on transfers of ADSs outside of Hong Kong so long as it does not result in a change of beneficial interest in the H Shares.

Hong Kong Estate Duty

Hong Kong estate duty was abolished with effect from February 11, 2006.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

In accordance with the Exchange Act, we are obligated to file reports, including annual reports on this Form 20-F, and other information with the Commission. The reports and other information we have filed under the Exchange Act and the Registration Statement and exhibits thereto we have previously filed with the Commission may be inspected and copied by the public at the public reference facilities maintained by the Commission at 100 F Street NE, Washington D.C. 20549, U.S.A. and will also be available for inspection and copying at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048, U.S.A. and at Northwest Atrium Center, 500 Madison Street (Suite 1400), Chicago, Illinois 60661, U.S.A. Copies of such material may also be obtained from the Public Reference Section of the Commission at 100 F Street NE, Washington D.C. 20549, U.S.A. at prescribed rates. The Form 20-F and other information filed with the Commission are also available at the Commission’s website at www.sec.gov. Such reports and other information may also be inspected at the office of the New York Stock Exchange, 11 Wall Street, New York, New York 10005, U.S.A.

I. Subsidiaries

As of March 31, 2007, we own the following subsidiaries:

Name of Subsidiary	Country of incorporation/ registration and operation	Issued and fully paid capital/ registered capital	Proportion of registered capital/issued share capital held by the Company		Proportion of voting power held	Principal activities
			Directly	Indirectly
Heze Nenghua	PRC	RMB600,000,000	95.67%	—	95.67%	Development of ancillary projects
Yancoal Australia	Australia	AUD64,000,000	100%	—	100%	Investment holding
Austar	Australia	AUD64,000,000	—	100%	100%	Coal mining business
Yanmei Shipping	PRC	RMB5,500,000	92%	—	92%	Transportation via rivers and lakes and the sales